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                               EXHIBIT (a)(5)

           NOTICE TO HOLDERS OF LIMITED PARTNERSHIP INTERESTS OF
                   DAMSON/BIRTCHER REALTY INCOME FUND II

                           IMPORTANT ANNOUNCEMENT


The Offer by Grape Investors, LLC (the "Purchaser") to purchase Interests of Damson/Birtcher Realty Income Fund II (the "Partnership") has been extended and is now scheduled to expire at 12:00 midnight, Eastern Time on June 19, 1998. To date, approximately 610 ("1.16%") Interests have been tendered to Purchaser and not withdrawn. Purchaser will acquire up to an additional 4,390 Interests (up to 10% of the issued and outstanding Interests of the Partnership). All of the terms and conditions of the Offer remain in full force and effect.

For further information, please contact the Purchaser at 1650 Hotel Circle North, Suite 200, San Diego, CA 92108.